February 15, 2022

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya Aldave, Attorney-Advisor

Division of Corporation Finance

Re: Registration Statement on Form S-3 for ProShares Trust II (File No. 333-259558)

Dear Ms. Aldave:

On behalf of ProShares Trust II, we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, as of 5:00 p.m. on February 16, 2022, or as soon thereafter as reasonably practicable.

Thank you for your time and attention to this matter.

ProShare Capital Management LLC

By: /s/ Richard F. Morris

Richard F. Morris

General Counsel